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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Ninth Amendment to the
                       Amended and Restated Schedule 13D)*

                       United States Cellular Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Shares ($1.00 par value)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    911684108
        _______________________________________________________________
                                 (CUSIP Number)

                      LeRoy T. Carlson, Jr. (312) 630-1900
                      President and Chief Executive Officer
                        Telephone and Data Systems, Inc.
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 31, 1996
        _______________________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

CUSIP No.      911684108                                  Page  2  of  9  Pages
            ---------------------                              ---    ---



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Telephone and Data Systems, Inc.
            36-2669023
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) ___
                                                                         (b) _X_

 3        SEC USE ONLY


 4        SOURCE OF FUNDS*
            00

 5        CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 ___


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Iowa
                           7       SOLE VOTING POWER  69,395,172 - Includes
   NUMBER OF                       33,005,877 Series A Common Shares which have
 BENEFICIALLY                      ten votes per share on all matters and are
   OWNED BY                        convertible on a share-for-share  basis into
     EACH                          Common  Shares and 36,389,295 Common Shares.
  REPORTING                        See Item 5 for further explanation.
    PERSON
      WITH                 8       SHARED VOTING POWER

                                    -0-

                           9       SOLE DISPOSITIVE POWER

                                         Same as 7 above.

                          10       SHARED DISPOSITIVE POWER

                                         -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Same as 7 above.

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    ___

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 69.0% of the outstanding Common Shares of the Issuer for a combined total of approximately 80.9% of the Issuer's outstanding classes of capital stock and approximately 95.7% of their combined voting power.**

14        TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

       **Based on 52,735,729 Common Shares and 33,005,877 Series A Common
                    Shares outstanding on January 31, 1996.

                                  SCHEDULE 13D

CUSIP No.      911684108                                  Page  3  of  9  Pages
          ---------------------                                ---    ---



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Voting Trust under Agreement dated June 30, 1989
            36-6925012

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)_X_
                                                                          (b)___

 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

            00

 5        CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 ___


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                               7       SOLE VOTING POWER
              NUMBER OF
               SHARES                  -0-
              BENEFICIALLY
               OWNED BY        8       SHARED VOTING POWER 69,395,172 - Includes
                 EACH                  33,005,877  Series A Common  Shares which
             REPORTING                 have ten votes  per share on all  matters
                PERSON                 and are convertible on a  share-for-share
                  WITH                 basis into Common  Shares and  36,389,295
                                       Common Shares. See Item 5 for further explanation.

                               9       SOLE DISPOSITIVE POWER

                                         -0-

                              10       SHARED DISPOSITIVE POWER

                                         Same as 8 above.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Same as 8 above.

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    ___

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 69.0% of the outstanding Common Shares of the Issuer for a combined total of approximately 80.9% of the Issuer's outstanding classes of capital stock and approximately 95.7% of their combined voting power.**

14        TYPE OF REPORTING PERSON*

            00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


       **Based on 52,735,729 Common Shares and 33,005,877 Series A Common
                    Shares outstanding on January 31, 1996.

Schedule 13D
Issuer:  United States Cellular Corporation
Page 4 of 9



                  This Amendment Number 9 to the Amended and Restated Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., an Iowa corporation ("TDS"). This amended Schedule 13D, among other things, discloses the acquisition by TDS of Common Shares, par value $1.00 per share ("Common Shares"), and/or Series A Common Shares, par value $1.00 per share ("Series A Common Shares") of United States Cellular Corporation, a Delaware corporation (the "Issuer").


Item 1.           Security and Issuer.

                  This statement relates to the Common Shares of the Issuer. The principal executive office of the Issuer is located at 8410 West Bryn Mawr, Suite 700, Chicago, Illinois 60631.


Item 2.           Identity and Background.

                  TDS and The Voting Trust under Agreement dated June 30, 1989 ("The Voting Trust"), are filing this Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Shares. The following sets forth Items 2(a) through 2(f) for each person.

                  TDS. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has established local telephone, cellular telephone and radio paging operations. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

                  The Voting Trust. The principal business address of The Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of The Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

                  During the last five years, neither TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, neither TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  As of April 17, 1995, an aggregate of 284,032 Common Shares which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in a certain licensee for a certain Rural Service Area ("RSA") pursuant to an Exchange Agreement dated as of

Schedule 13D
Issuer:  United States Cellular Corporation
Page 5 of 9

December 23, 1993. The implicit price per share was $29.50, which was determined by using the average closing price of the Common Shares on the American Stock Exchange (the "AMEX") for the five trading days immediately preceding April 17, 1995.

                  As of May 18, 1995, an aggregate of 3,460 Common Shares which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in minority interest holdings in a certain licensee for a certain Metropolitan Statistical Area pursuant to an Exchange Agreement dated March 27, 1995. The implicit price per share was $31.74, which was determined by using the average closing price of the Common Shares of the Issuer on the AMEX for the five trading days ending on the third day prior to May 18, 1995.

                  As of January 23, 1996, and aggregate of 456,220 Common Shares were issued to TDS in consideration of the assignment of TDS's right, title and interest in and RSA pursuant to an Exchange Agreement dated as of October 21, 1994. The implicit price per share was $31.85, which was determined by using the average closing price of the Common Shares of the Issuer on the AMEX for the five trading days ending on October 18, 1994.

                  As of January 30, 1996, an aggregate of 1,264,117 Common Shares were issued to TDS in consideration for the assignment of TDS's right, title and interest in an RSA pursuant to an Exchange Agreement dated October 9, 1995. The implicit price per share as $33.56, which was determined by using the average closing price of the Common Shares of the Issuer on the AMEX for the twenty trading days immediately preceding the ten trading days prior to January 30, 1996.

                  As of January 31, 1996, an aggregate of 621,904 Common Shares were issued to TDS in connection with the conversion of 51,107 Series C Preferred Shares of the Issuer and 44,865 Series D Preferred Shares of the Issuer. The stated price per share of each series is $100.00.

                  TDS and Merrill Lynch & Co. ("ML") have entered into a Securities Loan Agreement, which provides that, subject to certain restrictions, ML may, with the agreement of TDS, from time to time borrow, return and reborrow from TDS up to 750,000 Common Shares, par value $1.00 per share, of the Issuer, which number may be reduced from time to time by TDS.

                  TDS, ML and the Issuer have also entered into a Registration Rights Agreement that provides, among other things, that USM will keep the registration statement relating to such Common Shares continuously effective in order to permit TDS and ML to use the prospectus in connection with any offering, sale or delivery of such Common Shares which may be borrowed by ML from TDS from time to time under the Securities Loan Agreement.

                  As of January 31, 1996, TDS is not expected to acquire additional Common Shares. However, the Issuer has an ongoing acquisition program in conjunction with TDS, whereby the Issuer will acquire, directly or indirectly, all or a portion of the capital stock, partnership interests or assets of, or other interest in, entities (the "Market Entity Assets") which have received or may receive a license from the Federal Communications Commission to provide cellular telephone service. In some of these acquisitions, TDS may acquire the Market Entity Assets through the issuance of TDS shares and thereafter assign such assets to the Issuer in exchange for the Issuer's shares pursuant to exchange agreements. Pursuant to these exchange agreements, the Issuer delivers that number of its shares to TDS having a fair market value equal to the fair market value of the TDS shares which are issued in connection with such acquisitions (e.g., the Issuer will typically deliver that number of Common Shares to TDS determined by dividing the average closing price for the Common Shares on the AMEX for the five trading days immediately preceding the date of delivery of such Common Shares, $1.00 par value, of TDS into the product of that number of TDS Common Shares delivered by TDS multiplied by the average closing price of TDS Common Shares on the AMEX during such period).

Schedule 13D
Issuer:  United States Cellular Corporation
Page 6 of 9

Item 4.   Purpose of Transaction.

                  The information contained in the first Item 3, is incorporated herein by reference.

                  (a) - (j)  -  None.

Item 5.           Interest in Securities of the Issuer.

                  (I)  TDS.

                           (a) As of January 31, 1996, TDS may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 69,395,172
                                    Common Shares which is  approximately  80.9%
                                    of such shares  outstanding.  This  includes
                                    36,389,295   Common  Shares  and  33,005,877
                                    Series A Common Shares which have ten votes per share on all matters and are convertible on share-for-basis into Common Shares.

                           (b)  (i) Sole Power to Vote or Direct the Vote:

                                            TDS is the direct  beneficial  owner
                                            of  36,389,295   Common  Shares  and
                                            33,005,877 Series A Common Shares of
                                            the       Issuer        representing
                                            approximately  80.9% of all  classes
                                            of common shares of the Issuer.  The
                                            Series  A  Common  Shares  have  ten
                                            votes per share on all  matters  and
                                            are convertible on a share-for-share
                                            basis into  Common  Shares.  TDS has
                                            sole voting power with respect to an
                                            aggregate   of   36,389,295   Common
                                            Shares  and   33,005,877   Series  A
                                            Common      Shares      representing
                                            approximately  95.7% of the combined
                                            voting  power of the  Common  Shares
                                            and the Series A Common Shares.

                               (ii) Shared Power to Vote or Direct the Vote:

                                            None.

                          (iii) Sole Power to Dispose or Direct the Disposition:

                                            TDS has  sole  power to  dispose  of
                                            36,389,295    Common    Shares   and
                                            33,005,877  Series A Common  Shares,
                                            representing  approximately 80.9% of
                                            all   classes   of   capital   stock
                                            outstanding.

                         (iv) Shared Power to Dispose or Direct the Disposition:

                                            None.

                           (c) Pursuant to Exchange Agreements by and between TDS and the Issuer, dated as of December 31, 1990, and March 25, 1991, respectively, TDS acquired an aggregate of 273,420 Common Shares of the issuer at a price of $32.375 per share. Such shares were delivered by TDS to holders of TDS Preferred Shares pursuant to the redemption of such preferred shares.

Schedule 13D
Issuer:  United States Cellular Corporation
Page 7 of 9

                           (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares beneficially owned by TDS.

                           (e)      Not Applicable.


             (II) Directors and Executive Officers of TDS.

                           (a) - (b)See   Appendix   D   attached   hereto   and
                                    incorporated herein by reference.

                           (c) On September 30, 1995, H. Donald Nelson, an Executive Officer of TDS, acquired 170.9 Common Shares of the Issuer pursuant to the Issuer's 401(k) Plan. The price per share was $36.50. Other than the foregoing transaction, to the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in the Common Shares by any Director or Executive Officer of TDS.

                           (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

                           (e)      Not applicable.


            (III)  The Voting Trust.

                           (a) As of January 31, 1996, pursuant to Rule 13d-3(d)(1)(i), The Voting Trust may be deemed to beneficially own an aggregate of 69,395,172 Common Shares representing 80.9% of such shares. This includes 36,389,295 Common Shares and 33,005,877 Series A Common Shares.

                           (b)      (i)  Sole Power to Vote or Direct the Vote:

                                         None.

                               (ii) Shared Power to Vote or Direct the Vote:

                                            The  Voting   Trust  is  the  direct
                                            beneficial  owner  of TDS  Series  A
                                            Common  Shares.   The  Voting  Trust
                                            holds   and   the   trustees    vote
                                            6,269,174.2  Series A Common  Shares
                                            of TDS,  representing  approximately
                                            90.9% of the  outstanding TDS Series
                                            A Common Shares,  and  approximately
                                            51.4% of the  combined  voting power
                                            of TDS  Series A Common  Shares  and
                                            TDS Common Shares.1  Therefore,  the
                                            Voting  Trust may  direct a majority
                                            of the combined voting power of TDS,
                                            which has the sole voting power with
                                            respect  to  approximately  95.7% of
                                            the  combined  voting  power  of

--------
 1 Based on 53,019,269 Common Shares of TDS and 6,893,102 Series A Common Shares outstanding on January 31, 1996.

Schedule 13D
Issuer:  United States Cellular Corporation
Page 8 of 9


                                            the  Issuer  (see  above  discussion
                                            concerning  beneficial  ownership of
                                            the Issuer by TDS).

                          (iii) Sole Power to Dispose or Direct the Disposition:

                                            None.

                         (iv) Shared Power to Dispose or Direct the Disposition:

                                            The  information  contained  in Item
                                            5.III(b)(ii)  above is  incorporated
                                            herein  by  reference.  Through  the
                                            ability to direct a majority  of the
                                            combined  voting  power of TDS,  The
                                            Voting  Trust   trustees  share  the
                                            power to direct the  disposition  of
                                            36,389,295    Common    Shares   and
                                            33,005,877 Series A Common Shares of
                                            the  Issuer,  representing  80.9% of
                                            all   classes   of   capital   stock
                                            outstanding of the Issuer.

                           (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by The Voting Trust.

                           (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by The Voting Trust.

                           (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust.

                  The Voting Trust trustees hold and vote 6,269,174.2 TDS Series A Common Shares held in The Voting Trust, representing 90.9% of the outstanding TDS Series A Common Shares, and approximately 51.4% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares. Therefore, The Voting Trust trustees may direct a majority of the combined voting power of TDS which has the sole voting power with respect to approximately 95.7% of the combined voting power of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  None.


                                   * * * * * *

Schedule 13D
Issuer:  United States Cellular Corporation
Page 9 of 9


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 31, 1996.

TELEPHONE AND DATA SYSTEMS, INC.                 THE VOTING TRUST


By:/s/ LeRoy T. Carlson, Jr.                     By:/s/ LeRoy T. Carlson, Jr.
   -------------------------------                  ---------------------------
   LeRoy T. Carlson, Jr.                            LeRoy T. Carlson, Jr.
   Title:  President and Chief Executive Officer    Title:  Trustee

















































                  Signature Page to the Ninth Amendment to the
                        Amended and Restated Schedule 13D
         relating to the direct and indirect beneficial ownership of the
             Common Shares of United States Cellular Corporation by
      Telephone and Data Systems, Inc., and The Voting Trust, respectively.

Schedule 13D                                                         Appendix A
Issuer:  United States Cellular Corporation
Page 1 of 6 of Appendix A



                                Directors of TDS


(I)               (a)      Name:

                           LeRoy T. Carlson

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           Chairman of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

(II)              (a)      Name:

                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           President and Chief Executive Officer of
                           Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 2 of 6 of Appendix A

(III)             (a)      Name:

                           Rudolph E. Hornacek

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           Vice President - Engineering of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States


(IV)              (a)      Name:

                           Murray L. Swanson

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Present Principal Occupation or Employment:

                           Executive Vice President - Finance of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 3 of 6 of Appendix A

(V)               (a)      Name:

                           James Barr, III

                  (b)      Business Address:

                           TDS Telecommunications Corporation
                           301 South Westfield Road
                           Madison, Wisconsin  53705-0158

                  (c)      Present Principal Occupation or Employment:

                           President of TDS  Telecommunications  Corporation,  a
                           wholly  owned   subsidiary   of  Telephone  and  Data
                           Systems, Inc.

                  (d)      Citizenship:

                           United States

(VI)              (a)      Name:

                           Lester O. Johnson

                  (b)      Residence Address:

                           6209 Mineral Point Road
                           Apt. 805
                           Madison, Wisconsin  53705

                  (c)      Present Principal Occupation or Employment:

                           Architect in private practice

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 4 of 6 of Appendix A

(VII)             (a)      Name:

                           Donald C. Nebergall

                  (b)      Residence Address:

                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:

                           Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

(VIII)            (a)      Name:

                           Herbert S. Wander

                  (b)      Business Address:

                           Katten, Muchin & Zavis
                           525 West Monroe Street
                           Suite 1600
                           Chicago, Illinois 60606-3693

                  (c)      Present Principal Occupation or Employment:

                           Partner of the law firm of Katten, Muchin & Zavis

                  (d)      Citizenship

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 5 of 6 of Appendix A

(IX)              (a)      Name:

                           Walter C.D. Carlson

                  (b)      Business Address:

                           Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:

                           Partner of the law firm of Sidley & Austin

                  (d)      Citizenship:

                           United States

(X)               (a)      Name:

                           Donald R. Brown

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           834 Ethan's Glen Drive
                           Knoxville, Tennessee  37923

                  (c)      Present Principal Occupation or Employment:

                           Vice President of TDS Telecommunications Corporation

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 6 of 6 of Appendix A

(XI)              (a)      Name:

                           Robert J. Collins

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           Box 231
                           Northfield, Vermont  05663

                  (c)      Present Principal Occupation or Employment:

                           Director of TDS

                  (d)      Citizenship:

                           United States


                                                     * * * * *

Schedule 13D                                                         Appendix B
Issuer:  United States Cellular Corporation
Page 1 of 8 of Appendix B


                            Executive Officers of TDS


(I)               (a)      Name:

                           LeRoy T. Carlson

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           Chairman of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

(II)              (a)      Name:

                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 2 of 8 of Appendix B

(III)             (a)      Name:

                           Rudolph E. Hornacek

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           Vice President - Engineering of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

(IV)              (a)      Name:

                           Murray L. Swanson

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Present Principal Occupation or Employment:

                           Executive Vice President - Finance of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 3 of 8 of Appendix B

(V)               (a)      Name:

                           H. Donald Nelson

                  (b)      Business Address:

                           United States Cellular Corporation
                           8410 West Bryn Mawr
                           Suite 700
                           Chicago, Illinois  60631

                  (c)      Present Principal Occupation or Employment:

                           President and Chief Executive Officer of United States Cellular Corporation

                  (d)      Citizenship:

                           United States

(VI)              (a)      Name:

                           John R. Schaaf

                  (b)      Business Address:

                           American Paging, Inc.
                           1300 Godward Street NE
                           Suite 3100
                           Minneapolis, Minnesota  55413

                  (c)      Present Principal Occupation or Employment:

                           President of American Paging, Inc., an 82.3% owned subsidiary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 4 of 8 of Appendix B

(VII)             (a)      Name:

                           C. Theodore Herbert

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           Vice President-Human Resources of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

(VIII)            (a)      Name:

                           Ronald D. Webster

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           Vice President and Treasurer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 5 of 8 of Appendix B

(IX)              (a)      Name:

                           Gregory J. Wilkinson

                  (b)      Business Address:

                           TDS Corporate Madison
                           8401 Greenway Boulevard
                           P.O. Box 628010
                           Middleton, Wisconsin  53562-8010

                  (c)      Present Principal Occupation or Employment:

                           Vice President and Corporate Controller of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

(X)               (a)      Name:

                           George L. Dienes

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:

                           Vice President-Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 6 of 8 of Appendix B

(XI)              (a)      Name:

                           Michael K. Chesney

                  (b)      Business Address:

                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

(XII)             (a)      Name:

                           Byron A. Wertz

                  (b)      Business Address:

                           One Appletree Square
                           8009 34th Avenue South
                           Suite 1344
                           Minneapolis, Minnesota  55425

                  (c)      Present Principal Occupation or Employment:

                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 7 of 8 of Appendix B


(XIII)            (a)      Name:

                           Donald Warkentin

                  (b)      Business Address:

                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           President of American Portable Telecom, Inc., a wholly-owned subsidiary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States


(XIV)             (a)      Name:

                           Scott H. Williamson

                  (b)      Business Address:

                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           Vice President - Acquisitions of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 8 of 8 of Appendix B


(XV)              (a)      Name:

                           Michael G. Hron

                  (b)      Business Address:

                           Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:

                           Partner of the law firm of Sidley & Austin and Secretary of TDS

                  (d)      Citizenship:

                           United States

(XVI)             (a)      Name:

                           William S. DeCarlo

                  (b)      Business Address:

                           Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:

                           Partner of the law firm of Sidley & Austin and Assistant Secretary of TDS

                  (d)      Citizenship:

                           United States

                                                     * * * * *

Schedule 13D                                                         Appendix C
Issuer:  United States Cellular Corporation
Page 1 of 3 of Appendix C

                          Trustees of The Voting Trust


(I)               (a)      Name:

                           Walter C.D. Carlson

                  (b)      Business Address:

                           Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:

                           Partner of the law firm of Sidley & Austin

                  (d)      Citizenship:

                           United States


(II)              (a)      Name:

                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:

                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:

                           President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page 2 of 3 of Appendix C

(III)             (a)      Name:

                           Letitia G. Carlson

                  (b)      Business Address:

                           2150 Pennsylvania Avenue, N.W.
                           Washington, D.C.  20037

                  (c)      Present Principal Occupation or Employment:

                           Physician

                  (d)      Citizenship:

                           United States


(IV)              (a)      Name:

                           Melanie J. Heald

                  (b)      Business Address:

                           7410 Longmeadow Road
                           Madison, Wisconsin  53717

                  (c)      Present Principal Occupation or Employment:

                           Homemaker

                  (d)      Citizenship:

                           United States

Schedule 13D
Issuer:  United States Cellular Corporation
Page3 of 3 of Appendix C


(V)               (a)      Name:

                           Donald C. Nebergall

                  (b)      Residence Address:

                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:

                           Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:

                           United States

Schedule 13D                                                         Appendix D
Issuer:  United States Cellular Corporation
Page 1 of 1 of Appendix D

                             Number of Common Shares
                                  of the Issuer             Percentage of Class
                               Beneficially Owned              of the Issuer's
     Name                    as of January 31, 1996             Common Shares
------------------          ------------------------          ----------------



James Barr, III                         0                            0.0%
Donald R. Brown                         0                            0.0%
LeRoy T. Carlson                        1,243                        0.0%
LeRoy T. Carlson, Jr.                   0(1)                         0.0%
Walter C.D. Carlson                     0                            0.0%
Michael K. Chesney                      0                            0.0%
Robert J. Collins                       33                           0.0%
William S. DeCarlo                      0                            0.0%
George L. Dienes                        0                            0.0%
C. Theodore Herbert                     489(1)                       0.0%
Rudolph E. Hornacek                     0                            0.0%
Michael G. Hron                         0(1)                         0.0%
Lester O. Johnson                       0                            0.0%
Donald C. Nebergall                     500                          0.0%
H. Donald Nelson                        1,116                        0.0%
John R. Schaaf                          0                            0.0%
Murray L. Swanson                       0                            0.0%
Herbert S. Wander                       0                            0.0%
Ronald D. Webster                       0(1)                         0.0%
Byron A. Wertz                          0                            0.0%
Gregory J. Wilkinson                    801                          0.0%

1 In accordance with the position of the SEC's Division of Corporation Finance, trustees are deemed to beneficially own Common Shares held by a benefits plan which are unallocated or allocated to plan participants and for which no instructions as to voting or tendering are received. Messrs. Carlson, Jr., Herbert, Hron and Webster were the trustees of the Telephone and Data Systems, Inc., Tax-Deferred Savings Plan (the "Trustees") as of the Issuer's most recent Annual Meeting. With respect to such Annual Meeting held on May 5, 1994, plan participants did not provide voting instructions as to 53,062.4 Common Shares allocated to the plan participants. The trustees disclaim beneficial ownership of such shares.